Exhibit 99.2

FOR IMMEDIATE RELEASE

TRT HOLDINGS ISSUES OPEN LETTER TO GAYLORD ENTERTAINMENT SHAREHOLDERS

Expects to Nominate Four Directors at Gaylord’s Upcoming
Annual Meeting of Shareholders

IRVING, Texas – January 15, 2009 – TRT Holdings, Gaylord Entertainment Co.’s (NYSE: GET) largest shareholder, with beneficial ownership of 14.99% of outstanding common shares, today issued the following open letter to Gaylord shareholders.

Robert Rowling, Chairman of the Board of Directors of TRT Holdings, said, “We believe that we can assist the Board and management team in their efforts to create value for all Gaylord shareholders.  We approached Gaylord’s Board and management in an attempt to discuss improving the Company’s financial and operating performance and were rebuffed.  As a result, we have decided to take our message directly to Gaylord’s shareholders.  TRT seeks to bring a disciplined business approach, accountability to shareholders, and a fresh perspective based on industry experience.  We believe that Gaylord’s Board and management have failed to adequately deliver in these areas.”

The full text of TRT Holdings’ letter follows:

January 15, 2009

Dear Fellow Shareholders of Gaylord Entertainment Co.:

TRT Holdings, Inc. (“TRT”) owns 6,131,930 shares, or 14.99%, of the common capital stock of Gaylord Entertainment Co. (“Gaylord”).  TRT is the largest shareholder in Gaylord.

We are a closely and privately held, diversified holding company with over $1 billion in annual revenues from operating businesses in the hospitality, energy, retail and fitness industries.  Through our ownership of Omni Hotels, we have significant experience in hotel and hospitality management and the ownership of hotel real estate.  Omni Hotels has 40 upper upscale hotels with over 14,700 hotel rooms, more than 12,000 employees and has won numerous awards for customer service.  Being a closely and privately held company, we are especially focused on managing our business to create value for shareholders.

In November 2008, we approached the senior management of Gaylord to discuss ideas on how TRT might become more involved at the Board level and assist Gaylord in creating value for its shareholders.  Given our status as the largest shareholder and our expertise in the hospitality industry, we were disappointed that Gaylord management chose to rebuff our overture and quickly issue a press release publicly dismissing our efforts rather than joining us in a genuine search for ways to maximize shareholder value. Gaylord claimed our proposals were “not in the best interests of all Gaylord shareholders.”  As a result, we feel we have no choice but to take our message directly to shareholders.

We believe that we can assist the Board and management team in their efforts to create value for all Gaylord shareholders.  TRT’s focus would be to bring: (1) a disciplined business approach, (2)

accountability to shareholders, and (3) a fresh perspective based on our considerable industry experience.  We believe that Gaylord’s management and Board of Directors have failed to adequately deliver in these areas.

Based on our many years of owning and managing operating businesses, most particularly in the hospitality industry, we are convinced that Gaylord has lost its way and we therefore believe it is time for a change at the company.  For this reason, as well as to further the objectives described above, we expect to nominate four directors to stand for election at Gaylord’s upcoming annual meeting.

FAILURE TO OPERATE THE BUSINESS WITH DISCIPLINE

•                  Poor Financial Performance Relative to Peer Group.   We believe Gaylord’s financial performance is poor.  When compared against an eleven member hospitality peer group for the twelve months ended September 30, 2008, Gaylord ranked the absolute worst in the following important performance metrics: return on assets, return on capital, and EBIT margin.   Gaylord’s EBITDA margin was second to last among the members of the group.  In addition, Gaylord’s results for the following measures fell below the peer group median: gross margin, SG&A margin and return on equity.  The peer group consists of Marriott International, Inc. (MAR), Starwood Hotels & Resorts Worldwide Inc. (HOT), Host Hotels & Resorts Inc. (HST), Wyndham Worldwide Corporation (WYN), Choice Hotels International Inc. (CHH), Strategic Hotels & Resorts, Inc. (BEE), FelCor Lodging Trust Inc. (FCH), Ashford Hospitality Trust Inc. (AHT), LaSalle Hotel Properties (LHO), Sunstone Hotel Investors Inc. (SHO), and Morgans Hotel Group Co. (MHGC).  Based on TRT’s experience in operating the privately held Omni Hotel chain, we believe there is room to significantly improve Gaylord’s operating performance.

•                  Excessive Overhead.  We believe that spending on corporate overhead at Gaylord is too high given the scope of its operations.  Gaylord has corporate overhead in excess of $50 million to operate five hotels with approximately 8,000 hotel rooms.  By comparison, Omni Hotels manages to operate 38 hotels with approximately 14,400 hotel rooms on corporate overhead of less than $26 million.  Based on our experience in the hospitality industry, we are very confident that Gaylord’s corporate overhead could be significantly reduced.

•                  Corporate Waste. While many actions of the management team appear wasteful, in our view, the poster child for Gaylord’s excess is its operation of a $15 million Gulfstream G150 private jet, which it acquired at the end of 2006.  With only three hotels located outside of its corporate headquarters in Nashville — and all close to major airports — the purchase and operation of this aircraft seems to us to be anything but “in the best interests of all Gaylord shareholders.”  Examination of the aircraft’s flight log over the past two years reveals that the plane is often used to fly back and forth to locations in Mississippi and Florida, where Gaylord’s CEO maintains a personal farm and a vacation home.  The jet has been used at least 36 times for this purpose and this represents more than 25% of the total use of the plane (see Exhibit A attached, and also note the early Friday, or even Thursday, departure times for these trips).  In addition to this frequent personal use, Gaylord is using the aircraft for what appear to be questionable purposes to places such as Alaska, South Dakota, Brazil and Talladega (on race day).  After two years of owning the aircraft, Gaylord decided last month to block public access to the flight logs.  This appears to be a decision to consciously avoid transparency in connection with the use of the plane.

•                  The Gaylord National.  There were significant cost overruns on, and we believe poor execution of, the construction and opening of the Gaylord National in Washington D.C.   Gaylord originally announced a total budget of $530 million for the National project; however, the final project cost was approximately $1.1 billion.  Although additional rooms were added to the hotel, the total cost per room exceeded the original budget by approximately 55%.  The original budgeted cost per room was $353,000, compared to the final cost per room of approximately $550,000.   In addition, the grossly over-budget project was still plagued with multiple problems upon opening.

•                  La Cantera.   Gaylord squandered $12 million on the aborted La Cantera transaction in San Antonio, Texas.  On November 26, 2007, Gaylord announced that it had signed a definitive agreement to buy the Westin La Cantera Resort for $252.5 million.  On January 22, 2008, Gaylord announced that it had negotiated a short extension to the closing date for the transaction in return for which Gaylord agreed to forfeit a $10 million deposit in the event the purchase contract was terminated.  On April 16, 2008, less than three months later, Gaylord announced that it had terminated the contract and lost $12 million on the transaction.  Ask yourself whether knowledgeable, disciplined buyers of commercial real estate would choose to put at risk large non-refundable deposits before there is certainty that a purchase will close.

•                  ResortQuest.  In 2003, Gaylord acquired ResortQuest International, Inc., for approximately $200 million.  Gaylord’s CEO and another Gaylord director were also former directors of ResortQuest.  We question Gaylord’s logic of acquiring a vacation home rental business and the belief that synergies could be derived from combining it with Gaylord’s hotel business.  Indeed, in what we can only describe as an admission of failure, about four years later Gaylord sold ResortQuest at a loss of approximately $55 million.  This misadventure was under the watch of the current management team and a majority of the current Board.

LACK OF ACCOUNTABILITY TO SHAREHOLDERS

Hand Picked Board.  While each Board member is a respected and accomplished individual, we believe the Board has been hand picked by management and has not held management sufficiently accountable.  A majority of the Board members have a long history of interconnected relationships with each other through affiliations with other companies and Boards, specifically, First Horizon National Corp., ResortQuest International, Inc., Harrah’s Entertainment, Inc., and Promus Companies, Inc.  We question whether such a close-knit Board can effectively challenge its friends in management.

•      Separation of Duties.  The role of the Chairman of the Board and Chief Executive Officer should be immediately separated.  We also question whether a Chairman who is CEO has the ability to challenge management decisions.

•      Excessive Compensation.  We believe that management compensation is excessive given the limited scope of Gaylord’s operations.  Gaylord’s CEO made total reported compensation of $3,874,886 in 2007.  The top management is compensated comparably with much larger and more complex hotel companies.

In its press release dismissing our efforts to help bring value to the company and its shareholders, Gaylord expressed concerns over potential conflicts of interest that could arise if designees of TRT assume an active role on Gaylord’s Board due to TRT’s ownership of the Omni Hotels chain.  We believe this concern to be unfounded.  We believe it is very common and very simple to put in place reasonable procedures that would address the rare instance in which a conflict of interest might arise at the Board level.  Further, aside from the undersigned, we intend to nominate director candidates who have no affiliation with Omni Hotels or TRT.

As Gaylord’s largest shareholder, our interests are fundamentally aligned with those of all shareholders.  Our motives are not conspiratorial.  We have watched from the sidelines with mounting alarm as the value of our investment in Gaylord has declined under the watch of the incumbent Board.  Unlike management, we do not draw rich salaries from Gaylord’s coffers.

Instead, like you, we only stand to benefit from our efforts if we succeed in enhancing shareholder value.

In conclusion, TRT has years of experience in owning, growing and managing operating businesses, especially in the hospitality industry.  Our focused, disciplined approach to operating in the hospitality space, coupled with our willingness to hold managers accountable to the owners of the business, has proven to be a successful formula for us and we believe it will benefit Gaylord as well.   While we remain disappointed and surprised that management and the Board refuse to accept the help of a large shareholder with significant experience in the hospitality industry, we nevertheless continue to stand firmly committed to righting the course at Gaylord.  It is our intention to nominate a slate of four highly qualified and experienced directors to serve on Gaylord’s Board in our campaign to strengthen Gaylord for the benefit of all of its shareholders.

Sincerely,

/s/ Robert B. Rowling

Robert B. Rowling

Chairman of the Board of Directors

TRT Holdings, Inc.

About TRT Holdings

TRT Holdings is a privately-owned, diversified holding company located in Irving, Texas. Assets include the luxury hotel brand, Omni Hotels, Gold’s Gym International, Tana Exploration, Waldo’s Dollar Mart in Mexico and numerous investments in public companies and various real estate ventures.

IMPORTANT INFORMATION

TRT HOLDINGS, INC. AND ROBERT B. ROWLING (THE “PARTICIPANTS”) INTEND TO FILE A DEFINITIVE PROXY STATEMENT AND OTHER SOLICITING MATERIALS WITH THE SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) IN CONNECTION WITH THE ELECTION OF ITS DIRECTOR NOMINEES AT THE COMPANY’S 2009 ANNUAL MEETING OF STOCKHOLDERS.  STOCKHOLDERS ARE URGED TO READ THE DEFINITIVE PROXY STATEMENT AND OTHER SOLICITING MATERIALS AS THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION.  THE DEFINITIVE PROXY STATEMENT AND OTHER SOLICITING MATERIALS WILL BE AVAILABLE AT NO CHARGE ON THE SEC’S WEB SITE AT HTTP://WWW.SEC.GOV.  IN ADDITION, THE PARTICIPANTS WILL PROVIDE COPIES OF THE DEFINITIVE PROXY STATEMENT AND OTHER SOLICITING MATERIALS WITHOUT CHARGE UPON REQUEST.  REQUESTS FOR COPIES SHOULD BE DIRECTED TO THE PARTICIPANTS’ PROXY SOLICITOR, INNISFREE M&A INCORPORATED, AT ITS TOLL-FREE NUMBER: (888) 750-5834.

INFORMATION RELATING TO THE PARTICIPANTS IN THIS PROXY SOLICITATION IS PROVIDED IN A SCHEDULE 13D THAT WAS FILED BY THE PARTICIPANTS WITH THE SEC ON JULY 21, 2008 WITH RESPECT TO THE COMPANY, AS AMENDED AND FILED WITH THE SEC ON JANUARY 15, 2009.  THIS INFORMATION IS AVAILABLE AT NO CHARGE AT THE SEC’S WEBSITE AT HTTP://WWW.SEC.GOV.

Forward-Looking Statements

Some of the statements contained in this press release include forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities and Exchange Act of 1934, as amended.  Forward-looking statements can be identified by the use of words such as “anticipate,” “believe,” “estimate,” “may,” “intend,” “expect” or other similar expressions.

Forward-looking statements involve substantial risks and uncertainties that could cause actual results to differ materially from those in such statements, including, but not limited to, those risks and uncertainties set forth in Item 1A- Risk Factors of the Gaylord’s Annual Report on Form 10-K for the year ended December 31, 2008.  Additionally, while these forward-looking statements were prepared based on the best information available to TRT, they were not prepared with the benefit of access to the Gaylord’s books and records, and the accuracy and completeness of financial and other information obtained from publicly available sources and used in preparing these forward-looking statements has not been independently verified.  Accordingly, you should not unduly rely on forward-looking statements as a prediction of actual results.  TRT assumes no obligation or duty to update any forward-looking statements in this press release or any other soliciting materials.

# # #

Contacts:

Dan Katcher / Eric Brielmann /Annabelle Rinehart

Joele Frank, Wilkinson Brimmer Katcher

(212) 355-4449

Exhibit A

Gaylord Entertainment Plane Log (Listing of Alleged Personal Flights)

12/19/2006 – 12/07/2008

Trip					Departure	Flight
#	Origin City	Destination City	Date	Day of Wk	Time	Time
1	Orlando, FL	Key Largo, FL	12/22/2006	Friday	03:13PM EST	0:43
1	Key Largo, FL	Nashville, TN	12/22/2006	Friday	03:24PM CST	2:02

2	Nashville, TN	Key Largo, FL	01/01/2007	Monday	11:11AM CST	1:52
2	Key Largo, FL	Nashville, TN	01/01/2007	Monday	02:24PM CST	2:01

3	Dallas-Fort Worth, TX	Greenwood, MS	01/05/2007	Friday	10:19AM CST	0:51
3	Greenwood, MS	Nashville, TN	01/05/2007	Friday	11:34AM CST	0:41

4	Nashville, TN	Greenwood, MS	01/07/2007	Sunday	12:39PM CST	0:56
4	Greenwood, MS	Nashville, TN	01/07/2007	Sunday	02:06PM CST	0:33

5	Nashville, TN	Greenwood, MS	01/08/2007	Monday	11:16AM CST	0:47
5	Greenwood, MS	Jackson, MS	01/10/2007	Wednesday	10:51AM CST	0:16
5	Jackson, MS	Greenwood, MS	01/10/2007	Wednesday	11:20AM CST	0:21
5	Greenwood, MS	Nashville, TN	01/10/2007	Wednesday	01:35PM CST	0:40

6	Nashville, TN	Greenwood, MS	01/19/2007	Friday	01:03PM CST	0:50
6	Greenwood, MS	Nashville, TN	01/21/2007	Sunday	11:55AM CST	0:38

7	Nashville, TN	Greenwood, MS	01/28/2007	Sunday	11:08AM CST	0:49
7	Greenwood, MS	Nashville, TN	01/28/2007	Sunday	01:48PM CST	0:42

8	Orlando, FL	Key Largo, FL	02/15/2007	Thursday	03:56PM EST	0:44
8	Key Largo, FL	Orlando, FL	02/18/2007	Sunday	09:46AM CST	0:48
8	Orlando, FL	Daytona Beach, FL	02/18/2007	Sunday	01:15PM EST	0:11
8	Daytona Beach, FL	Orlando, FL	02/18/2007	Sunday	08:15PM EST	0:10
8	Orlando, FL	Nashville, TN	02/18/2007	Sunday	09:02PM EST	1:42

9	Nashville, TN	Marathon, FL	04/27/2007	Friday	03:48PM CDT	1:38
9	Marathon, FL	Miami, FL	04/29/2007	Sunday	02:42PM EDT	0:22
9	Miami, FL	Nashville, TN	04/29/2007	Sunday	03:25PM EDT	1:57

10	Memphis, TN	Greenwood, MS	07/17/2007	Tuesday	05:11PM CDT	0:18
10	Greenwood, MS	Nashville, TN	07/17/2007	Tuesday	05:59PM CDT	0:41

11	Nashville, TN	Greenwood, MS	09/21/2007	Friday	01:04PM CDT	0:38
11	Greenwood, MS	Nashville, TN	09/21/2007	Friday	02:18PM CDT	0:45

12	Nashville, TN	Greenwood, MS	10/05/2007	Friday	03:05PM CDT	0:38
12	Greenwood, MS	Nashville, TN	10/07/2007	Sunday	12:46PM CDT	0:50

13	Nashville, TN	Marathon, FL	10/26/2007	Friday	08:35AM CDT	1:55
13	Marathon, FL	Nashville, TN	10/28/2007	Sunday	09:06AM EDT	1:47

14	Memphis, TN	Greenwood, MS	11/16/2007	Friday	12:21PM CST	0:25
14	Greenwood, MS	Nashville, TN	11/16/2007	Friday	01:08PM CST	0:42

15	Nashville, TN	Greenwood, MS	11/30/2007	Friday	01:00PM CST	0:45
15	Greenwood, MS	Nashville, TN	11/30/2007	Friday	02:18PM CST	0:45

16	Nashville, TN	Greenwood, MS	12/07/2007	Friday	12:34PM CST	0:40
16	Greenwood, MS	Nashville, TN	12/07/2007	Friday	02:09PM CST	0:41

17	Nashville, TN	Greenwood, MS	12/14/2007	Friday	12:20PM CST	0:49
17	Greenwood, MS	Nashville, TN	12/16/2007	Sunday	12:31PM CST	0:38

18	Nashville, TN	Greenwood, MS	12/17/2007	Monday	08:44AM CST	0:42
18	Greenwood, MS	Dallas-Fort Worth, TX	12/17/2007	Monday	10:01AM CST	1:15

19	Nashville, TN	Miami, FL	12/26/2007	Wednesday	10:22AM CST	1:48
19	Miami, FL	Greenwood, MS	12/26/2007	Wednesday	02:59PM EST	1:53
19	Greenwood, MS	Nashville, TN	12/26/2007	Wednesday	04:16PM CST	0:40

20	Nashville, TN	Greenwood, MS	01/07/2008	Monday	10:22AM CST	0:47
20	Greenwood, MS	Nashville, TN	01/07/2008	Monday	11:40AM CST	0:44

21	Nashville, TN	Greenwood, MS	01/07/2008	Monday	01:33PM CST	0:41
21	Greenwood, MS	Memphis, TN	01/09/2008	Wednesday	06:55AM CST	0:27
21	Memphis, TN	Greenwood, MS	01/09/2008	Wednesday	08:28AM CST	0:23
21	Greenwood, MS	Nashville, TN	01/09/2008	Wednesday	12:21PM CST	0:40

22	Nashville, TN	Greenwood, MS	01/09/2008	Wednesday	01:20PM CST	0:55
22	Greenwood, MS	Nashville, TN	01/09/2008	Wednesday	02:42PM CST	0:49

23	Nashville, TN	Greenwood, MS	01/11/2008	Friday	01:41PM CST	0:47
23	Greenwood, MS	Nashville, TN	01/13/2008	Sunday	12:58PM CST	0:39

24	Nashville, TN	Greenwood, MS	01/18/2008	Friday	01:23PM CST	0:52
24	Greenwood, MS	Nashville, TN	01/20/2008	Sunday	02:02PM CST	0:47

25	Nashville, TN	Greenwood, MS	01/25/2008	Friday	10:32AM CST	0:45
25	Greenwood, MS	Nashville, TN	01/25/2008	Friday	11:49AM CST	0:45

26	Nashville, TN	Greenwood, MS	01/25/2008	Friday	01:18PM CST	0:45
26	Greenwood, MS	Nashville, TN	01/27/2008	Sunday	01:40PM CST	0:49

27	Nashville, TN	Greenwood, MS	01/27/2008	Sunday	02:53PM CST	0:41
27	Greenwood, MS	Nashville, TN	01/27/2008	Sunday	03:57PM CST	0:43

28	Nashville, TN	Boca Raton, FL	03/26/2008	Wednesday	05:30PM CDT	1:40
28	Boca Raton, FL	Stuart, FL	03/27/2008	Thursday	01:16PM EDT	0:10
28	Stuart, FL	Memphis, TN	03/29/2008	Saturday	04:29PM EDT	1:56
28	Memphis, TN	Nashville, TN	03/29/2008	Saturday	05:58PM CDT	0:37

29	Washington, DC	Greenwood, MS	04/04/2008	Friday	10:20AM EDT	2:02
29	Greenwood, MS	Nashville, TN	04/04/2008	Friday	11:50AM CDT	0:46

30	Nashville, TN	Miami, FL	05/01/2008	Thursday	01:28PM CDT	1:45
30	Miami, FL	Marathon, FL	05/01/2008	Thursday	04:34PM EDT	0:15
30	Marathon, FL	Miami, FL	05/03/2008	Saturday	04:59PM EDT	0:20
30	Miami, FL	Nashville, TN	05/03/2008	Saturday	05:38PM EDT	1:59

31	Orlando, FL	Key Largo, FL	05/22/2008	Thursday	04:51PM EDT	0:44
31	Key Largo, FL	Nashville, TN	05/22/2008	Thursday	05:05PM CDT	2:01

32	Nashville, TN	Key Largo, FL	05/29/2008	Thursday	07:18AM CDT	0:39
32	Miami, FL	Nashville, TN	05/29/2008	Thursday	11:55AM EDT	1:51

33	Nashville, TN	Greenwood, MS	08/01/2008	Friday	04:03PM CDT	0:39
33	Greenwood, MS	Nashville, TN	08/01/2008	Friday	05:17PM CDT	0:51

34	Nashville, TN	Greenwood, MS	11/14/2008	Friday	05:05PM CDT	0:50
34	Greenwood, MS	Nashville, TN	11/14/2008	Friday	06:12PM CDT	0:39

35	Nashville, TN	Greenwood, MS	11/21/2008	Friday	01:37PM CDT	0:47
35	Greenwood, MS	Nashville, TN	11/23/2008	Sunday	10:03AM CDT	0:48

36	Nashville, TN	Greenwood, MS	12/04/2008	Thursday	05:54PM CDT	0:42
36	Greenwood, MS	Nashville, TN	12/04/2008	Thursday	07:09PM CDT	0:38